ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Michelle Huynh T +1 617 235 4614 michelle.huynh@ropesgray.com

February 17, 2026

via EDGAR

Megan Miller

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Carlyle AlpInvest Private Markets Secondaries Fund (the “Fund”)

(File Nos. 333-285477, 811-24059)

Dear Ms. Miller:

Thank you for the comments provided on November 24, 2025, December 23, 2025 and January 15, 2026, relating to the staff of the Securities and Exchange Commission’s review of the audited financial statements of AlpInvest Seed Fund II, L.P. (the “Predecessor Fund”) for the period from April 21, 2025 to August 31, 2025 (the “Predecessor Fund Financials”), which was filed as an exhibit to the Fund’s Post-Effective Amendment No. 1 to the Registration Statement of the Fund on Form N-2 (the “Registration Statement”), filed with the Securities and Exchange Commission on October 16, 2025. A draft of the Predecessor Fund Financials was also provided to the staff via e-mail on October 9, 2025, during the recent U.S. government shutdown, prior to the Fund’s commencement of investment operations on November 3, 2025. The staff’s comments are summarized below to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings set forth in the Predecessor Fund Financials.

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1.	Comment: When were the investments disclosed in the Predecessor Fund Financials initially made? The staff notes the “Acquisition Dates” listed on the Schedule of Investments. Please cite to U.S. generally accepted accounting principles (“US GAAP”) and the accounting guidelines outlined in Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 946 in your response.

Response: The Fund notes that the Schedule of Investments of the Predecessor Fund was prepared in accordance with US GAAP and ASC Topic 946-210-50, including providing the following information for each investment: the cost of the investment, the fair value of the investment at the measurement date and the geography of the investment as of the audit date, August 31, 2025. Additionally, the Schedule of Investments of the Predecessor Fund was prepared in accordance with applicable Regulation S-X requirements, which require disclosure of the “acquisition date” of each investment, which is the date the Predecessor Fund legally took an interest in the respective investment prior to the effective date of the Registration Statement.

2.	Comment: Please provide the date when the occurrence of the reorganization was determined to be “probable.”

Response: The Fund considered ASC Topic 450-20-20 when determining when the reorganization of the Predecessor Fund with and into the Fund (the “Reorganization”) was determined to be “probable.” ASC Topic 450-20-20 defines “probable” as “the future event or events are likely to occur,” which is generally considered a 75% threshold. In determining whether the proposed Reorganization was “probable,” the Fund considered several key factors, as well as the totality of the facts and circumstances surrounding the Reorganization, including (i) the approval of the Board of Trustees, including the Independent Trustees voting separately, at a meeting of the Board of Trustees of the Fund held on October 20, 2025, (ii) the status of negotiations with certain investors in the Predecessor Fund, (iii) the ability of the parties to satisfy the closing conditions relating to the Reorganization and the timing of the anticipated closing date, (iv) the length of time between the determination whether the Reorganization was “probable” and the anticipated closing date of the Reorganization, and (v) the ability of the Predecessor Fund to receive the consent or waiver of the underlying investments to transfer the Predecessor Fund’s interests therein to the Fund. After considering these factors, the Fund respectfully determined that the Reorganization was “probable” as of October 20, 2025.

3.	The staff notes that based on prior correspondence, the Fund had stated that if the Predecessor Fund had investments 30 days prior to the anticipated effective date of the Registration Statement, the Fund would provide the staff an unaudited, Regulation S-X compliant Schedule of Investments as soon as practicable following the acquisition of its initial investment.

a.	Comment: Please explain why an unaudited Schedule of Investments was not provided prior to the effectiveness of the Registration Statement.

Response: The Fund respectfully confirms that a draft of the Predecessor Fund Financials, which included an unaudited, Regulation S-X compliant Schedule of Investments, was provided to the staff as soon as practicable following the acquisition of the Predecessor Fund’s initial investment, consistent with the Fund’s representation to the staff in the letter dated July 29, 2025.1 The Adviser to the Predecessor Fund reports investments on a monthly basis, and the post-closing process for each investment takes approximately 30 calendar days from the end of the month in which the investment closes. As the Predecessor Fund’s auditors were completing their audit procedures during September and October, including with respect to the valuation of the Fund’s investments, due to the timing of the audit work and projected completion date, the Fund believed that providing the staff with an earlier draft of unaudited Schedule of Investments would not have been appropriate. Because of these factors, the requested unaudited, Regulation S-X Schedule of Investments of the Predecessor Fund was not available until after September 19, 2025, the effective date of the Registration Statement, but was provided as soon as it was available.2

[1]	In response to Comment #3, the Fund stated: “The Fund confirms it will provide the staff with the Predecessor Fund’s unaudited Schedule of Investments as soon as practicable following the acquisition of its initial investment.”
[2]	In addition, audited Predecessor Fund financial statements were included in the Fund’s registration statement prior to the commencement of the Fund’s investment operations and the acceptance of investors by the Fund on November 3, 2026.

b.	Follow-Up Comment: On July 29, 2025, the Fund represented to the staff that if the Predecessor Fund had investments 30 days prior to the anticipated effective date of the Registration Statement, the Fund would provide the staff an unaudited Regulation S-X compliant Schedule of Investments as soon as practicable following the acquisition of its initial investments. Based on the staff’s review of the Predecessor Fund’s August 31, 2025 financial statements, affiliated investment acquisitions began as early as August 15, 2025. The Fund filed with the Commission Form N-2 amendments on August 18, 2025, September 3, 2025 and September 17, 2025. The Fund also filed correspondence several times prior to September 19, 2025 and Fund counsel communicated with the staff via e-mail on August 22, 2025. At no point did the Fund communicate to the staff that the Predecessor Fund had made investments prior to their request for effectiveness on September 17, 2025 or during their conversation with the staff on September 18, 2025, nor did the Fund provide unaudited Regulation S-X schedule of investments of the Predecessor Fund. We remind the Fund of the Commission’s Dear CFO 2023-02, which includes the following statements:

As stated in the final Rule release, the intent of the facts and circumstances evaluation is to capture all situations where additional disclosure about the acquired fund is appropriate, regardless of the legal form used to structure the transaction . . .

In situations where a RIC or BDC is executing a transaction to seed a newly formed entity, the registrant generally should provide information about the investments to be acquired. In the staff’s view, this allows for investors to better understand the investments the registrant seeks to acquire. When deciding what additional information may need to be provided, the staff believes consideration should be given such that potential investors of the purchasing registrant have all relevant information about the product being offered, including any relevant information about any anticipated acquisition by that registrant.

The staff disagrees with the Fund’s response indicating that an unaudited Regulation S-X schedule of investments of the Predecessor Fund was not available until after September 19, 2025. Please acknowledge this disagreement in correspondence.

Response: The Fund acknowledges the staff’s position and will take it into consideration to the extent similar circumstances arise in the future.

c.	Comment: Please explain if the Board was aware that such financial statements were not provided to the staff prior to effectiveness.

Response: See above response. Because the unaudited, Regulation S-X Schedule of Investments was provided to the staff as soon as it was available, there was no specific communication with the Board about the timing of such delivery.

4.	The staff refers to the disclosure regarding the incentive fee in note 10.

a.	Comment: Please explain the accounting treatment in the Fund of the incentive fee of $970,613. Please include when it was recorded, the final dollar amount and the basis point impact. Please supplementally explain if the Board was aware of the incentive fee, and please explain if the amount of the incentive fee from the Predecessor Fund was included in the fee table of the Fund. If not, please update the prospectus accordingly.

Response: The Fund respectfully notes that the above-mentioned incentive fee of $970,613 was estimated for purposes of the Predecessor Fund Financials. After discussions with the Predecessor Fund’s investors (which became investors in the Fund after the Reorganization), AlpInvest US Holdings, LLC in July 2025 agreed not to charge an incentive fee. While the Predecessor Fund continued to track the fee for disclosure purposes through the date of the Predecessor Fund Financials, the Fund confirms that the then-proposed fees had no impact on the fees and expenses of the Predecessor Fund or the Fund. The estimated incentive fee was not charged to the Predecessor Fund or the Fund, nor will it be charged in the future. Accordingly, the Fund believes such fee is not required to be disclosed in the presentation of the Fund’s fees and expenses as reflected in its currently effective prospectus, and no “subsequent event” disclosure was necessary in the Predecessor Fund Financials.

b.	Follow-Up Comment: Please explain in correspondence why, if the Predecessor Fund financial statements are dated as of August 31, 2025, and the decision was made in July 2025 to not charge an incentive fee, the incentive fee continued to be tracked for disclosure purposes.

Response: The Fund continued to track the incentive fee for disclosure purposes. To the extent similar situations arise in the future, the Fund will consider whether a different disclosure approach would be appropriate.

5.	Comment: With regard to the disclosure of the incentive fee in the Predecessor Fund Financials, please supplementally provide an analysis of the accounting treatment of the fees in accordance with ASC 450. Please cite to US GAAP in your response.

Response: As noted in the response to the comment above, the incentive fee was ultimately not charged to the Predecessor Fund or the Fund.

6.	Comment: Please supplementally provide (i) the cost basis of the investments in the Fund that were transferred from the Predecessor Fund, and (ii) the market value of such investments as of the most recent practical date.

Response: See Appendix A attached hereto. The Fund respectfully notes that the adjustments to cost between the two periods presented were the result of capitalized fees and expenses, as well as capital calls in certain instances. For example, the cost adjustments between October 31, 2025 and November 30, 2025 for The Resolute III Continuation Fund – Horizon investment and the CF24XB – Voyager investment were both a result of capitalized expenses and capital calls.

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We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 235-4614.

Very truly yours,

/s/ Michelle Huynh
Michelle Huynh, Esq.

cc:	Cameron Fairall, AlpInvest Private Equity Investment Management, LLC
Jennifer Juste, AlpInvest Private Equity Investment Management, LLC
Michael G. Doherty, Ropes & Gray LLP
Chelsea M. Childs, Ropes & Gray LLP

Appendix A

	10/31/2025		11/30/2025
Deal Name	Cost End	Market Value End	Cost End	Market Value End
The Resolute III Continuation Fund - Horizon	36,955,340.47	36,955,340.47	36,959,145.99	33,921,171.38
Elysium Acquisition - Elysium	8,460,640.21	8,460,640.21	8,460,640.21	8,606,229.24
GA Continuity Fund II - Titan II	3,748,237.72	3,748,237.72	3,748,237.72	3,925,842.31
Bain Capital Beacon Holdings - Gillette	33,204,172.82	33,204,172.82	33,204,172.82	28,651,572.93
CF24XB - Voyager	5,783,910.41	5,783,910.41	7,453,144.48	7,923,260.85
Hidden Harbor Capital Partners Continuation Fund - Dolphin	14,801,020.78	14,801,020.78	14,801,400.33	14,134,755.38
Churchill Secondary Partners II - Kita	7,333,223.54	7,333,223.54	7,333,223.54	7,395,042.49
Stone Point CV - Slate	24,406,609.42	24,406,609.42	24,406,609.42	24,406,609.42
Audax Private Equity Beacon CF - Bluebird	17,905,960.86	17,905,960.86	17,905,960.86	21,305,682.58
PSG Fidelity Co-Invest - Premier	1,104,059.54	1,104,059.54	1,105,240.07	1,109,886.23
PSG Europe II - Premier	961,991.55	961,991.55	963,628.40	986,565.83
Providence Strategic Growth Europe - Premier	2,330,584.92	2,330,584.92	2,331,902.07	2,352,067.86
Providence Strategic Growth III - Premier	1,859,204.16	1,859,204.16	1,867,897.78	1,775,311.55
Providence Strategic Growth II - Premier	862,921.46	862,921.46	869,867.39	765,060.01
Providence Strategic Growth IV - Premier	2,815,194.18	2,815,194.18	2,730,310.14	2,742,271.94
Providence Strategic Growth - Premier	180,361.60	180,361.60	180,793.35	180,802.84
PSG VI - Premier	210,972.89	210,972.89	211,989.59	197,404.91
PSG V - Premier	2,725,099.11	2,725,099.11	2,726,944.98	2,746,802.18
Madison Dearborn Capital Partners VIII - Bull	1,761,942.32	1,761,942.32	1,764,452.41	1,787,809.87
ECI 12 Special Purpose - Murray	90,846.64	90,846.64	90,846.64	740,322.92
LEP Red Rock Fund - Legend	10,337,062.00	10,337,062.00	10,337,062.00	10,839,242.64
Madison Dearborn Capital Partners IX - Bull	0.00	0.00	3,651.91	0.00
PSG LM Sequel (PSG I) - Premier (Continuation Fund)	190,982.00	190,982.00	190,982.00	190,982.00
PSG LM Sequel (PSG II) - Premier (Continuation Fund)	101,078.00	101,078.00	101,078.00	101,078.00
	178,131,416.60	178,131,416.60	179,749,182.10	176,785,775.36